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October 6, 2016

Via EDGAR Transmission and Electronic Mail

Mara L. Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DGSE Companies, Inc.
Preliminary Proxy on Schedule 14A
Filed August 31, 2016
File No. 001-11048

Dear Ms. Ransom:

On behalf of DGSE Companies, Inc. (the “Company”), we have the following responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on August 31, 2016 (the “Proxy Statement”). The Staff’s comments were provided to the Company in a letter dated September 23, 2016 addressed to Matthew M. Peakes. Our responses are based upon information provided to us by or on behalf of the Company. For the convenience of the Staff, the text of the comments are reproduced in their entirety followed by our responses. Page references in the responses and references to the Proxy Statement are to the most recent amended Proxy Statement filed on the date hereof.

Proposal Two: Approval of Issuance to Elemetal, LLC and NTR Metals, LLC…, page 24

1.	In this proposal please include reference to the change in control associated with proposed transactions with Elemetal and NTR. Further, please amend the proposal included on the proxy card to be sent to shareholders to reference the change in control.

Response:	The Proxy Statement has been revised on page 24 to reflect that the proposed transactions with Elemetal and NTR may be deemed to result in a change in control of the Company. The Company did not revise the Proxy Statement to definitively state that the transactions would constitute a change in control due to the fact that Elemetal and its affiliates may already be considered to control the Company. Pursuant to the definition of beneficial owner in Rule 13d-3 of the Securities Exchange Act of 1934, Elemetal is considered to already have beneficial ownership of more than 50% of the Company’s common stock, notwithstanding the fact that a significant percentage of such beneficial ownership is based on an option with an exercise price that is out of the money and is set to expire on October 25, 2016. The proxy card has also been revised to reflect the Staff’s comment.

Ms. Mara L. Ransom Securities and Exchange Commission October 6, 2016 Page 2

2.	Please disclose the exemption from the Securities Act of 1933 relied upon for the issuance of shares pursuant to this proposal.

Response:	The Proxy Statement has been revised on page 24 to reflect that the shares of common stock of the Company and the Warrant will be issued pursuant to an exemption from registration pursuant to Section 4(2) of the Securities Act for transactions by an issuer not involving any public offering.

Background of the Transactions, page 25

3.	We note your disclosure on page 26 that you received a letter of intent from Elemetal on January 25, 2016 which offered to satisfy the indebtedness under the Loan Agreement and NTR Loan with share issuances at $0.394 per share of DGSE common stock. We also note the letter of intent received on April 13, 2016 included $0.41 per share. Please disclose the reason(s) the per share price increased between the two offers.

Response:	The Proxy Statement has been revised on page 27 to reflect that meetings between the Company and Elemetal occurred during the months of February and March 2016 during which negotiations took place regarding an increase in the price per share of the Company’s common stock and exercise price of the Warrant.

The Special Committee’s and Board of Director’s Reasons for the Transactions, page 29

4.	Please discuss the alternative transactions contemplated by the Board of Directors in its evaluation of the terms of the proposed transactions. In this regard, we note the disclosure on page 29 that the board in the course of its deliberations considered “the advantages and disadvantages of potential alternative transactions, such as obtaining debt financing from a third party and the likelihood of obtaining such debt financing on favorable terms, or at all.”

Response:	The Proxy Statement has been revised on page 29 to reflect that the Board of Directors considered alternatives to refinance the Company’s indebtedness but ultimately concluded such alternatives would be difficult to accomplish on favorable terms, or at all, based on discussions with lenders due to the Company’s business and finances.

Ms. Mara L. Ransom Securities and Exchange Commission October 6, 2016 Page 3

5.	As part of the Board of Director’s consideration of the fact that Elemetal and NTR would own a majority of the outstanding shares of common stock following the transactions, disclose whether the Board of Directors considered this fact to be a beneficial or detrimental aspect of the transactions.

Response:	The Proxy Statement has been revised on page 29 to reflect that the Board of Directors considered the fact that Elemetal and NTR would own a majority of the outstanding shares of common stock of the Company following the transactions as a beneficial aspect of the transactions notwithstanding the additional control Elemetal would have.

Opinion of RGL Advisors, page 30

6.	Elaborate upon how your fairness advisor determined to adjust the Transaction Consideration, a term which you do not appear to have defined, to $0.40 per share, in consideration of the warrant also being issued to Elemetal.

Response:	The Proxy Statement has been revised on page 30 to define Transaction Consideration as the “financial terms of the Transaction pursuant to the Agreement” and on page 32 to reflect how the fairness advisor considered the potentially dilutive impact of the Warrant in adjusting the price per share from $0.42 to $0.40. The Warrant was valued as of the date of the fairness opinion under several scenarios using a Black-Scholes pricing framework, taking into account the specific features of the warrant.

7.	Elaborate upon how the fairness advisor arrived at the enterprise value to CY revenue multiple range of 0.10x to 0.15x as well as a Price to 2017 estimated EBITDA multiple range of 8.0x to 9.0x, considering the acknowledgement that none of the companies identified are directly comparable and the range of multiples from those companies varied widely. This comment also applies to the Precedent Transaction Analysis discussion.

Response:	The Proxy Statement has been revised on pages 33 and 34 to reflect that the fairness advisor arrived at the selected multiple ranges using its professional judgment after considering the observed comparable company multiples in combination with the benchmarking characteristics of the Company relative to these comparable companies.

Ms. Mara L. Ransom Securities and Exchange Commission October 6, 2016 Page 4

Appendix A

8.	The staff notes the limitation on reliance by shareholders in the fairness opinion provided by RGL Advisors. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for RGL Advisors’ belief that shareholders cannot rely upon the opinion to support any claims against RGL Advisors arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor's engagement letter with DGSE Companies, Inc). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to RGL Advisors would have no effect on the rights and responsibilities of either RGL Advisors or the board of directors under the federal securities laws.

Response:	The fairness opinion provided by RGL Advisors has been revised to reflect that the fairness opinion is furnished to the Special Committee in connection with its consideration of the Transaction and to otherwise revise the relevant qualifications in the opinion consistent with the Staff's comment.

Closing

On behalf of the Company, we respectfully submit that the foregoing is appropriately responsive to the comments of the Staff and respectfully request an opportunity to discuss these responses further with the Staff if, following a review of this information, the Staff does not concur with the Company’s views. In addition, we have attached a written “Tandy representations” statement from the Company.

Ms. Mara L. Ransom Securities and Exchange Commission October 6, 2016 Page 5

Please direct any questions or additional comments regarding this letter to the undersigned at (214) 969-1763.

Sincerely,

/s/ Amy R. Curtis

Amy R. Curtis

Enclosure

cc:	Daniel Porco, Staff Attorney
Matthew M. Peakes, DGSE Companies, Inc., Chief Executive Officer

DGSE COMPANIES, INC.

15850 DALLAS PARKWAY, SUITE 140

DALLAS, TEXAS 75248

October 6, 2016

Mara L. Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DGSE Companies, Inc.
Preliminary Proxy on Schedule 14A
Filed August 31, 2016
File No. 001-11048

Dear Ms. Ransom:

In connection with responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in a letter dated September 23, 2016 to Matthew M. Peakes with regard to the above-captioned filing, DGSE Companies, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DGSE Companies, Inc.

By:	/s/ Matthew M. Peakes
Matthew M. Peakes, Chief Executive Officer